UNITED DOMINION
REALTY TRUST

NAREIT
Chicago

October 10 - 12, 2001

UNITED DOMINION Realty Trust

Overview of Company

- 30 Year History of Quality and Performance
- Class B Apartments – Garden Style
- Diversified Portfolio Across Growing Markets
- 3rd Largest Apartment REIT
- Market Capitalization of $4.0 Billion
- 25 Consecutive Years of Dividend Increases
- 78,000 Units
- 62 Markets, No One Market More Than 6%

Investment Decision Making

- Why Invest in REITs?
  - Liquid investment
  - Real property assets
  - Dividends
- Why Invest in Apartment REITs?
  - Relative resiliency of housing fundamentals
  - Construction and lending remain in check
  - Only REITs with access to Fannie and Freddie
- Why Invest in UDR?
  - Diversified portfolio with large customer base
  - 7% discount to NAV
  - 15-18% total returns projected for 2002

New Management Team

Events:
- February – New CEO
- April – New Management Team
  - All have multi-family experience
  - All have worked together

Mark Wallis	Sr. EVP	Strategic Planning, Acquisition & Development
Chris Genry	CFO	Financial Reporting, Technology and Human Resources
Ella Neyland	EVP	Treasurer/Investor Relations
Martha Carlin	SVP	Operations
Kevin McCabe	SVP	Property Operations

UNITED DOMINION Realty Trust

Management Organization

- **Tom Toomey** — President and CEO
  - **Martha Carlin** — SVP
    - Tom Spangler — VP Business Development
    - Justin Vaughn — Project Manager
    - Kathleen Hughes — Project Manager
    - Tracy LeMay — Credit Manager
  - **Chris Genry** — EVP, CFO
    - Scott Shanaberger — VP, Controller
    - Tom Corcoran — SVP, HR
    - Carolyn Brown — VP, Tax
    - Pat Gregory — SVP, CTO
    - Internal Audit — 3 Staff
  - **Kevin McCabe** — SVP Ops
    - Steve Perlman — VP Mid Atlantic
    - Open — VP Atlanta Southeast
    - Cheryl Pucci — VP Southwest
    - Ann Beal — VP Far West
    - Tim Stumm — Property Management Task Force
    - Patrick Connelly — VP Southeast
    - Dennis Sandidge — VP Florida
    - Cheryl Ducote — VP South Texas
    - Tim Babcock — VP Asset Management
  - **Ella Neyland** — EVP, Treasurer
    - Rod Neuheardt — VP Finance
    - Chris Johnson — Investor Relations
  - **Mark Wallis** — Sr. EVP
    - Mary Ellen Norwood — VP Legal Administration
    - Les Boeckel — VP Disp/Acq
    - Richard Gianotti — SVP, Dev/Acq
    - Mark Wood — SVP, Dev/Acq
    - Ray Baldwin — Outside Risk Management

Property Management Organization

- Decentralized Property Management Team
  - Experienced local experts
  - Flat organization



Area Director & Units

Babcock	(9,107)
Beal	(12,297)
Connelly	(12,101)
Ducote	(10,395)
Perlman	(12,996)
Pucci	(11,232)
Sandidge	(9,849)

UDR Offices

Cities with >3,000 units

Typical Area Operating Organization

- Self Sufficient Organizations
- Operate Autonomously to React to Markets in Real Time


Area Director
Hiring Specialist
Pricing Specialist
Asset Improvement Specialist
District Manager
5 to 6 supervising 10 assets or 2,000 homes

Bottom Line Orientation

- Forced Ranking of Personnel Based Upon Performance
- All Incentive Plans Tied to Cash Flow Improvement Over Prior Years
- Long-Term Performance and Retention Program via Restricted Stock and Out-Performance Program

Business Plan for 2002

- Increased Operating Efficiency
- Continue Improvement in Asset Quality
- Portfolio Repositioning Strategy

Increased Operating Efficiency Managing the Business

Management has developed a program hereby key metrics are monitored on a timely basis to ensure financial performance is optimized. The discussion that follows highlights those key metrics and their progress since the new management team.

	Monitored
Revenue	Weekly
Expenses	Weekly
Corporate Overhead	Monthly
Interest	Monthly
Capital Replacements	Monthly

In addition to the practices outlined above and the following pages, management utilizes third party data to evaluate its performance.

Revenue: Quarterly comparison by market: rent, concessions and occupancy, via Axiometrics, which covers over one million units.

Expenses: Annual comparison to IREM.

For both areas we compare UDR results to our peers.

Managing Revenues

These metrics are used to manage rental revenues on a weekly basis.


Physical Occupancy
1999-2001
Physical Occupancy
96.0%
95.0%
94.0%
93.0%
92.0%
91.0%
90.0%
2000 Occ.
2001Occ.
1999 Occ.
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec


Month-to-Month Leases
Apr-Sep 01
Average Number of MTM Leases
8000
7500
7000
6500
6000
5500
5000
4500
4000
3500
3000
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec


60+ Day Vacants
2001
Average 60+ Days Vacant per Month
1,100
1,000
900
800
700
600
500
400
300
200
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec


Average Rent per Occupied Unit
2001
Average Rent
780
760
740
720
700
680
660
640
620
Gross Potential Rent
Net Rent Income
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec


Turnover
1999-2001
Move-Outs Each Month
6000
5500
5000
4500
4000
3500
3000
2001 Move-Outs
1999 Move-Outs
2000 Move-Outs
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Managing Expenses

Expenses will be managed according to our annual budget. Additionally, management monitors total expenses by asset on a weekly basis comparing to prior year and quarter-to-date. Selected expenses are monitored as stated below.

Breakdown of Expenses


Admin & Marketing 10%
Taxes 26%
Personnel 29%
Insurance 6%
Utilities 13%
Repairs & Maintenance 16%

Category	Projected Year End
Taxes	$ 52.9
Insurance	12.4
Utilities	24.0
Repairs & Maintenance	33.0
Personnel	60.6
Admin & Marketing	20.7
TOTAL	$203.6

Managing Expense

Expenses are generally managed through a budget process. Additionally, management monitors total expenses by asset on a weekly basis comparing to prior year and quarter-to-date. Expenses are monitored as stated below.

Taxes:
- Centralized Operations to One Department in July
- Centralized Web-based data management system
- Planned reduction in number of consultants for 2002
- Increased systematic focus at site level for issues that will reduce taxes

Insurance:
- Material losses are reported via email immediately
- Monthly reporting
- Re-bid all programs - ongoing

Utilities:
- Centralized data collection and standardized
- Monthly review of water and gas billing an collections to improve re-bill penetration
- Implemented bill management systems to collect rate and usage data for better commodity management

Repairs & Maintenance and Admin & Marketing
- Weekly company wide A/P reporting
- Budget vs. Actual
- Vendor pricing re-bid periodically



1900
1800
1700
1600
1500
1400
1300
# of Associates
3,300
3,250
3,200
3,150
3,100
3,050
3,000
2,950
2,900
$ Paid (1,000s)
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
UDRT -- Head Count -- 2001
UDRT -- Head Count -- 2000
UDRT -- Head Count -- BOX
UDRT -- Dollars -- 2001
UDRT -- Dollars -- 2000

Managing Overhead

Expenses for overhead are managed through a budget process, and historical budgets and costs have been reassessed for improvement opportunities.

Breakdown of Overhead



Other 15%
Incentive Comp 12%
Education & Training 5%
Professional services 8%
Travel & Ent. 6%
Office Rent 3%
Office Supplies 4%
Personnel 47%

Management Approach	Process
Payroll Box	• Specific number of employees based on each department • Bi-Weekly monitoring of box compliance
Outsource and Capitalize Deal Costs	• Reduced payroll/headcount in the areas of in-house legal counsel
Manage Accountability and Incentives	• Department heads are accountable for expenses and incentives to reduce costs
Run like a Project – Establish Metrics – Efficiency Task Teams – Measure Progress	• Evaluating cost per invoice and paycheck processed, cost per new hire, benefits costs per EE, support costs per PC, etc., to compare ourselves to best practices data and set goals for improvement

UNITED DOMINION Realty Trust

Improvement in Asset Quality

- Continue the Trend of Improving Age and Rents
- Disciplined Development Activities
- Reinvesting in Assets Through Maintenance and Capital Spending

Asset Quality … Age and Rents



Average Rent
$700
$650
$600
$550
$500
$450
$400
$350
$300
1995
1997
1999
2001
20
19
18
17
16
15
14
13
12
11
10
Average Age

Asset Quality … New Development

- $300 Million Over 5 Years

Average Return: 9-10%


(In Millions)
$100
$90
$80
$70
$60
$50
$40
$30
$20
$10
1998
1999
2000
2001
2002

UNITED DOMINION Realty Trust

UDR Development Pipeline

	Location	# of Units	# of Units Completed	% Leased	Cost To Date	Cost to Complete	Total Cost	Scheduled Completion
Wholly-Owned Development								
Dominion Place at Kildaire Farm	Raleigh, NC	332	156	64%	$ 18,400	$ 7,300	$ 25,700	March 31, 2002
Red Stone Ranch	Austin, TX	324	285	41%	17,600	4,100	21,700	December 14, 2001
Greensview II	Denver, CO	192	24	11%	13,505	3,195	16,700	December 31, 2001
The Meridian II	Carrollton, TX	270	0		4,800	12,600	17,400	March 8, 2002
		1,118			$ 54,305	$ 27,195	$ 81,500	

Asset Quality …
Reinvesting in Assets

UNITED DOMINION Realty Trust


$598
$659
$1,110
$672
$351
$818
$443
$218
$323
$455
$184
$285
$2500
$2000
$1500
$1000
$500
$0
'98
'99
'00
'01
Asset Preservation
Capital Enhancements
Maintenance

Repositioning the Portfolio for the Future

- Focus on Fewer Markets (20-30)
- Market Concentration
  - Minimum of 1,500 – 2,000 units
  - Maximum of 10,000 – 12,000 units
- Market Selection Criteria
  - Size
  - Rent and growth prospects
  - Portfolio diversification
  - Location of current holdings

Overview …
Geographic Distributions

Today


Dallas
Other
Fredericksburg
Fort Meyers
Fayetteville
Detroit
Washington
Seattle
Portland
Orange County
Denver
Jacksonville, Fl
Eastern Shore
Sacramento
Lansing
Ft. Lauderdale
San Jose
Columbia
Virginia Beach
Atlanta
Memphis
San Francisco
Baltimore
Wilmington
Greensboro
Salinas
Nashville
Columbus
Charlotte
Richmond
Fort Worth
San Antonio
Raleigh
Tampa
Phoenix
Houston
Orlando

62 Markets

Future


Other
Oakland
Tacoma
No. Virginia
Washington
Portland
Sacramento
San Francisco
Baltimore
Nashville
Charlotte
Fort Worth
Raleigh
Tampa
Austin
LA/LongBeach
SanDiego
Seattle
Orange County
Denver
Atlanta
Richmond
Phoenix
Houston
Orlando
Dallas

20 – 25 Markets

The Result …

- Increased Operating Efficiency
- Continued Improvement in Asset Quality
- Portfolio Repositioning Strategy

8-10% FFO Growth Plus 7-8% Dividend Yield

15-18% Total Return

UNITED DOMINION Realty Trust

Financial Projections

FFO Earnings	2001	$1.48
	2002	$1.65
FFO Growth 2001-02		11%
Dividends/Yield		$1.08/7.6%
Net Asset Value*		$15.20

* As of September 30, 2001

NAV on website at udrt.com

UNITED DOMINION Realty Trust

Internal Growth

	Pre 9/11		Post 9/11
• 2001 Consensus	$1.48		$1.48
• 2002 Incremental Earnings Range:			
– One-Time Write-Off (added back)	$.07	-	$.07
– Same Store Sales Growth	.03	-	.01
– Capital Transactions	.02	-	.02
– 10% Work Force Reduction	.02	-	.01
– Insurance Change	.01	-	.02
– Refinancing	.02	-	.05
– Development Pipeline	.01	-	.01
– Uncertainty	(.01)	-	(.02)
• 2002 Earnings Range	$1.65	-	$1.65

Balance Sheet … September 30

Liabilities		
Secured debt	$	870
Unsecured notes		760
Unsecured term loan		100
Unsecured revolver		347
Unconsolidated JV debt		22
Total debt	$	2,099
Perpetual preferred stock		135
Total debt + perp. pfd. stock	$	2,234
Convertible preferred stock		175

Credit Ratios	
Debt/gross asset value [1]	60.5%
Debt/undepreciated real estate	54.2%
Debt + perp. pfd./undepreciated real estate	57.7%
Debt + perp. + conv. pfd./undepreciated real estate	62.3%
Fixed charge coverage ratio [2]	2.0x
Secured debt/undepreciated real estate	25.9%

[1] Debt includes unconsolidated joint venture debt and perpetual preferred stock; gross asset value is net asset value ($15.20 per share) plus debt.

[2] Fixed charged coverage ratio is EDITBA/(interest expense plus preferred dividends plus capitalized interest).

UNITED DOMINION Realty Trust

Debt Maturity Schedule

- Debt Maturities are Managed
- $2.2 Billion of Unencumbered Assets



400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
-
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
Thereafter
•Secured
•Unsecured
•Credit Facility

UNITED DOMINION Realty Trust

Peer Comparison of Debt



Secured debt
Unsecured debt
Perpetual preferred equity
6.9%
49.1%
44.0%
14.8%
38.9%
46.3%
13.0%
38.6%
48.4%
76.9%
23.1%
15.8%
50.6%
33.5%
4.6%
69.5%
25.9%
6.0%
70.5%
23.6%
17.2%
44.3%
38.5%
15.1%
47.6%
37.3%
17.9%
82.1%
42.6%
34.4%
23.0%
7.7%
92.3%

Actual credit statistics	UDR	EQR	ASN[3]	AVB	PPS	CPT	BRE	GBP	SMT	AIV	AML	ESS
S&P unsecured debt ratings	**BBB-**	BBB+	BBB+	BBB+	BBB+	BBB	BBB	BBB	BBB-	NR	NR	NR
Total debt/gross asset value[1]	**60.5%**	45.6%	48.9%	34.7%	43.3%	43.9%	37.6%	51.0%	52.1%	59.6%	60.1%	39.0%
Fixed charge coverage ratio[2]	**2.0x**	2.5x	2.8x	2.6x	2.4x	2.6x	2.6x	2.2x	2.0x	2.0x	3.4x	3.7x
Secured debt/gross asset value	**25.2%**	21.1%	23.7%	8.0%	14.5%	11.3%	8.9%	19.6%	19.4%	48.9%	13.8%	36.0%

[1] Expressed as a percentage of total debt, which includes perpetual preferred stock

[2] Archstone is pro forma for the acquisition of Charles E. Smith; S&P has Archstone on negative watch

Internal Growth

	Pre 9/11		Post 9/11
• 2001 Consensus	$1.48		$1.48
• 2002 Incremental Earnings Range:			
– One-Time Write-Off (added back)	$.07	-	$.07
– Same Store Sales Growth	.03	-	.01
– Capital Transactions	.02	-	.02
– 10% Work Force Reduction	.02	-	.01
– Insurance Change	.01	-	.02
– Refinancing	.02	-	.05
– Development Pipeline	.01	-	.01
– Uncertainty	(.01)	-	(.02)
• 2002 Earnings Range	$1.65	-	$1.65

Impact of A Recession

- Negative
  - Decreasing occupancy levels
  - Restricts ability to raise rents
  - Bad debt and concessions increase
  - Slower sales
- Positive
  - Fewer residents buy homes
  - Lower interest rates
  - Acquisition opportunities

Lasting Impressions …

- FFO Growth of 8-10%
- Dividend Yield of 7-8%

Total Return of 15-18%